Exhibit 20  Press release issued May 12, 2015

For Immediate Release	May 12, 2015

BOWL AMERICA REPORTS THIRD QUARTER EARNINGS

Bowl America Incorporated today reported that earnings per share for its fiscal 2015 nine-month period ended March 29, 2015, were $.28 compared to $.26 in the prior year period. Earnings for the current year third quarter were $.25 per share, unchanged from the prior year which included $.01 per share in after tax earnings from a special Vodafone dividend valued at $208,000.

Revenues increased in the current year quarter compared to the third quarter of fiscal 2014. Winter snow storms throughout the third quarter in both years resulted in league play postponements and the loss of open play income. Snow removal costs for both of the quarterly periods were higher than usual.

Bowl America operates 18 bowling centers and its Class A Common Stock trades on the NYSE MKT Exchange with the symbol BWLA. A more detailed explanation of results is available in the Company’s S.E.C. Form 10-Q filing, available at the Company’s web site www.bowlamericainc.com.

BOWL AMERICA INCORPORATED

Results of Operations

(unaudited)

	Thirteen weeks ended		Thirty-nine weeks ended
	March 29,	March 30,	March 29,	March 30,
	2015	2014	2015	2014
Revenues
Bowling and other	$5,307,071	$5,168,318	$12,811,824	$12,779,622
Food, beverage & merchandise sales	2,209,356	2,138,735	5,303,985	5,244,551
	7,516,427	7,307,053	18,115,809	18,024,173

Operating expenses excluding depreciation and amortization	5,350,523	5,325,483	15,293,812	15,466,627
Depreciation and amortization	330,813	329,280	987,018	1,050,586

Interest & dividend income	117,600	332,066	374,898	561,296

Earnings from continuing operations before taxes	1,952,691	1,984,356	2,209,877	2,068,256
Earnings from continuing operations	1,269,291	1,289,856	1,436,477	1,344,356
Earnings (loss) from discontinued operations, net of tax	-	112	-	(1,837)
Net Earnings	$1,269,291	$1,289,968	$1,436,477	$1,342,519

Comprehensive earnings	$1,201,877	$1,305,241	$1,206,115	$1,284,121

Weighted average shares outstanding	5,160,971	5,160,971	5,160,971	5,160,971

EARNINGS PER SHARE	.25	.25	.28	.26

SUMMARY OF FINANCIAL POSITION

(unaudited)

Dollars in Thousands

	03/29/15	03/30/14
ASSETS

Total current assets including cash and short-term investments of $3,809 & $5,469	$4,596	$6,517
Property and investments	29,909	30,669
TOTAL ASSETS	$34,505	$37,186

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities	$4,691	$4,821
Other liabilities	2,261	2,604
Stockholders' equity	27,553	29,761
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$34,505	$37,186